

Mail Stop 4561

August 27, 2008

<u>VIA U.S. MAIL AND FAX (212) 810-3744</u>

Robert Connelly, General Counsel
BlackRock, Inc.
40 East 52nd Street
New York, NY

      Re: BlackRock, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              File No. 001-33099
              Proxy Statement on Schedule 14A
              Filed April 28, 2008
              File No. 001-33099

Dear Mr. Connelly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A Filed April 28, 2008</u>
<u>Compensation Discussion and Analysis, page 17</u>
<u>Compensation Market Data and Consultant Input, page 18</u>

1.   Please advise us whether you "engaged in benchmarking" of compensation as provided in Rule 402(b)(xiv). We note your disclosure that the market information is just one factor considered by the MDCC and how the surveys

were used. However we also note the use of the term "benchmark" on page 19. If you have engaged in benchmarking, please provide an analysis as to why the disclosure of the benchmark companies is not required by Rule 402(b)(xiv), notwithstanding the referenced confidentiality issue.

LTIC, page 19

2.   In future filings, please disclose how you determined the amount of each long-term incentive award provided to the named executive officers.

Annual Incentive Awards, page 20

3.   We note the disclosure on page 21 that the annual incentive awards are driven by the available corporate bonus pool for all employees. In future filings, please disclose how the total pool was calculated and how you determined the allocation between senior management and all other employees.

4.   In future filings, please provide more detailed disclosure on how you calculated the incentive awards for each of your named executive officers other than the CEO.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Duc Dang at (202) 551-3386, or the undersigned at (202) 551-3852 with any questions.

Sincerely,

Michael McTiernan
Special Counsel